Exhibit 17.1

Howard Slayen

August 5, 2011

To The Directors of Lantronix, Inc.

I hereby resign as a director of Lantronix, Inc., effective at the close of business on the day preceeding the annual meeting, currently scheduled for November 16, 2011. Further, in view of the current situation I will not agree to stand for reelection to the Board of Directors.

I enumerated my concerns regarding effective Board governance and Mr. Bruscha's overbearing behavior in the Board meeting held on July 12, 2011. I believe that respectful, passionate discussions and occasional disagreements are healthy for an effective board. Unfortunately, Mr. Bruscha does not tolerate disagreement and has exhibited a pattern of seeking the removal of directors who challenge his views. Under these circumstances, and in view of recent events, I feel that I can no longer effectively perform the duties of a director of a public company. I summarize my views in the remainder of this letter.

As you know, in a Board of Directors' meeting held on July 15, 2010, Mr. Bruscha, a director and largest shareholder of the Company announced that he would file a Form 13D and nominate an alternative slate of directors unless Mr. Solomon and I would resign from the Board and that Mr. Chase be terminated as CEO. There was no support for Mr. Bruscha, at the time, by any other Board member. Negotiations on that day resulted in a compromise in which Mssrs. Sanders, Brown, and Wittenschlaeger would resign immediately, and my continuing membership on the Board would be discussed at the beginning of calendar year 2011. Within a short period of time, Mr. Bruscha had a change of commitment over the agreement he had entered into, and continued with his proxy submission. He nominated a former CEO who owes a considerable amount of money to the Company, and a former CFO who has never served on the Board of a public Company. The latter, supposedly was to be my replacement as Chair of the Audit Committee. Subsequently, after both Mr. Bruscha and the Company incurred substantial expenses in a proxy contest, a negotiated settlement was agreed to in which Mr. Solomon agreed to resign and Mr. Bruscha dropped the former CEO from his alternative slate. At the end of the day, Mr. Bruscha, caused the Company to incur substantial expense and he achieved only one of his three desired personnel changes. I believe he could have achieved the same results by negotiating in good faith with the Board, but instead he chose to try to dominate the Board by causing it to either concede to his demands or incur expenses unnecessarily contesting his proxy solicitation.

In December 2010 the current Board agreed to a number of goals and objectives for the remainder of the fiscal year. Among the objectives was a process to evaluate the performance of the CEO. All members of the Board agreed to this process, including Mr. Bruscha. (And in fact Mr. Sanders in his resignation as a member of the Board of Directors pointed to Mr. Bruscha not complying with the spirit of this agreement.) However, in February 2011, Mr. Bruscha, in a letter to the Audit Committee delivered on February 14 (the "Letter") called for an independent investigation of several matters. On balance, very few of his allegations were sustained. I believe that Mr. Bruscha was not prudently sensitive to the expense he would be causing the Company to incur in the course of the investigation. Other means of inquiry were available which would have served the shareholders and Company more effectively. It is my personal view that Mr. Bruscha believed that his letter would cause the CEO and CFO to enter into negotiations for their voluntary resignations, and that an investigation would not need to be undertaken. He was either rash in his behavior, and/or perhaps poorly advised as to the destructive consequences of his sending the Letter.

Page 2	August 5, 2011

It should also be noted that two of the four items enumerated in the Letter had already been or were being investigated internally. The Chair of the Nominating and Governance Committee had done a limited review of the director's final expense report and identified the issues that should be reviewed. The Board, including Mr. Bruscha, had agreed to an investigation by inside counsel. This review was well underway at the time of Mr. Bruscha's Letter. As a result of the Letter, the internal investigation was halted and the matters became part of the special investigation.

The NEO (Named Executive Officer) grants had been reviewed internally in November 2009 at the request of Mr. Bruscha and the Nominating and Governance committee. That internal review found that the Compensation Committee had the power and did in fact grant the NEO options. The review also pointed out a number of deficiencies in the process of granting the options and communicating the Compensation Committee's actions to the full Board. Thus, before the Letter, Mr. Bruscha's concerns were therefore agreed to in part, and rejected in part. Portions of this review were also shared with the new Chair of the Compensation Committee in the latter half of 2010. He concurred with the findings of the internal review. If after almost a year and one-half Mr. Bruscha was not satisfied by the internal investigation he could have requested that the matter be reviewed in detail with all or a subset of the Board. Rather, he chose to include the NEO option grants as one of the four matters in his Letter.

The findings of the investigation did not support Mr. Bruscha's allegations regarding the option grants. However, as a result of the investigation, other issues, not raised by Mr. Bruscha, were found with the granting of stock options in August 2009.

Mr. Bruscha's actions over the past year have resulted in a significant degradation of the Company's financial stability. It triggered a technical default in the Company's bank indebtedness. It has had a negative impact on employee morale. It has potentially impacted several other areas critical to the Company. It has consumed far more dollars than what the Company was able to enjoy by an employee furlough program during the recession, and what a company this size can afford.

While Mr. Bruschas' goals would seem to be consistent with that of other shareholders, i.e. a substantial increase in shareholder value, his actions have diminished effective Board governance in my judgment, and have resulted in Mr. Bruscha being able to effectively control the Corporation, based on his goals and desires, rather than allowing an independent Board of Directors to consider the interests of the other 62% owners of the Company. He seems to have been emboldened by his proclaimed victory in the investigation, and is continuing to take actions based on his personal desires, rather than allowing the Board to effectively govern. He does not tolerate disagreement and has successfully sought to remove directors who fail to accede to his demands.

For the reasons set forth above, and the other matters I raised in the Board of Directors' meeting on July 12, 2011, I tender my resignation.

Sincerely,

/s/ Howard Slayen
Howard Slayen